                                                                     Exhibit (B)

                                                       DEUTSCHE BANK

                                                       Deutsche Bank AG London
                                                       Winchester House
                                                       1 Great Winchester Street
                                                       London EC2N 2DB

                                                       Tel 0171 545 8000
                                                       Fax 0171 545 4455

The Directors
Ocean Group plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
                                                                 26 July 1999

Dear Sirs

Re: L175,000,000 Multi-Currency Revolving Credit Facility

We refer to the proposed offer (the "Offer") to be made by you for all of the existing share capital of Mark VII (the "Target").

We have pleasure in setting out the terms upon which Deutsche Bank AG London ("Deutsche") is prepared to arrange and underwrite a facility for your general corporate and working capital purposes and to enable you to finance the Offer.

Deutsche hereby commits to arrange and underwrite a syndicated multi-currency revolving credit facility (the "Facility") in a maximum principal amount of L175,000,000 upon the terms and subject to the conditions set out in the outline terms and conditions (the "Term Sheet") attached hereto and subject to the matters set out or referred to below. Words and expressions defined in the Term Sheet have the same meanings when used in this letter.

The commitment of Deutsche to arrange and underwrite the Facility is also subject to the following:

(i)      the Offer being made on or before 6th August 1999;

(ii) the Offer being for an aggregate consideration of not greater than US$235,000,000;

(iii) there being no event or circumstance in relation to the Offer which would result in Deutsche acting contrary to any law, regulation, treaty or official directive or request applicable to it; and

(iv) the preparation, execution and delivery of a Facility Agreement in accordance with the terms and conditions set out in the Term Sheet.

This letter and the Term Sheet and the contents of the same are confidential and shall not be disclosed to any person without the prior approval of Deutsche other than (i) as required by law or court order, (ii) to your directors, officers, employees, investors and advisors on a confidential and need-to-know basis, and (iii) to the Target and its advisors in connection with the Offer.

The commitment given under this letter is non-assignable.

This letter shall be governed by, and construed in accordance with, the laws of England and Wales. Any dispute shall be subject to the non-exclusive jurisdiction of the Courts of England and Wales to which you and Deutsche irrevocably submit.

Please acknowledge your agreement to the terms of this letter by countersigning the attached copy of this letter and returning it countersigned by yourselves to Deutsche at the above address not later than close of business on 27th July 1999 (London time), failing which Deutsche's commitment hereunder will expire at such time. By countersigning the attached copy of this letter you confirm Deutsche's appointment as the sole and exclusive arranger of the Facility on the terms set out in this letter and the Term Sheet.

We look forward to working with you.

Yours faithfully

/s/ Mark Ashley                            /s/ Sean Malone
-------------------------------           -------------------------------
Name:  Mark Ashley                        Name: Sean Malone
Position:  Associate Director             Position:  Director Syndications

For and on behalf of
Deutsche Bank AG London

Accepted and agreed

/s/ Ian R. Smith
------------------------------
Name: Ian R. Smith
Position: Group Commercial Director

For and on behalf of
Ocean Group plc




Date:

                          OUTLINE TERMS AND CONDITIONS

--------------------------------------------------------------------------------
                                    OCEAN PLC
                                  L175 MILLION
                    MULTI-CURRENCY REVOLVING CREDIT FACILITY
--------------------------------------------------------------------------------

BORROWER Ocean Group plc ("Ocean" or "the Parent") or other nominated wholly owned subsidiaries of Ocean guaranteed by Ocean from time to time agreed with the Lenders.

GUARANTOR                  Ocean.

                           The Guarantor together with the Borrowers are referred to as the Obligors and the Parent together with its subsidiaries is referred to as the Group.

AMOUNT                     L175 million

PURPOSE For general corporate and working capital purposes and to assist in the acquisition of 100% of the share capital of Mark VII Inc ("Mark VII") pursuant to a tender offer (the "Offer") to be made by Ocean, or a wholly owned subsidiary of Ocean, and related fees, costs and expenses together with refinancing of debt in Mark VII (if any).

ARRANGER & UNDERWRITER     Deutsche Bank AG London ("Deutsche Bank")

AGENT                      Deutsche Bank

LENDERS A group of banks selected in consultation with the Borrower.

FACILITY DESCRIPTION       Syndicated Multi-Currency Revolving Credit Facility

FINAL MATURITY             5 years from the signing of the Facility Agreement
                           ("Signing")

REPAYMENT                  Repaid in full at Final Maturity.

AVAILABILITY               Subject to the completion of conditions precedent and
                           no actual or potential event of default, the Facility will be available on a fully revolving basis until Final Maturity by way of sterling advances and US
                           Dollar and freely available and convertible multi-currency advances. The first drawing of the Facility shall be used to fund the acquisition of Mark VII pursuant to the Offer.

INTEREST RATE BASIS        The aggregate of:-

                           i) the London Interbank Offered Rate ("LIBOR"), plus;
                           ii)      mandatory costs, plus;
                           iii)     the Margin detailed below.

LIBOR As determined by the Agent on the basis of offer rates to prime banks provided by page 3750 or 3740 of Telerate.

MARGIN                     0.60% per annum

UTILISATION                FEE 0.05% per annum payable quarterly in arrear on
                           all drawings in the event of average daily utilisation exceeding 33% of the Facility Amount.

                           0.10% per annum payable quarterly in arrear on all drawings in the event of average daily utilisation exceeding 66% of the Facility Amount.

COMMITMENT FEE             0.15% per annum until the Facility becomes available,
                           thereafter 50% of the Margin.

                           Commitment Fees are payable quarterly in arrear on the daily undrawn and uncancelled amount of the Facility.

INTEREST PERIODS           1, 2, 3 and 6 months at the option of the Borrower.
                           Other periods will be subject to the agreement of the Lenders. Interest payments to be made at the maturity of each drawing but in any event no less frequently than six months from the relevant drawing.

                           Until completion of syndication Interest Periods will be restricted to a maximum of one month unless otherwise agreed by the Arranger.

CALCULATIONS               All Interest and Commitment Fees shall accrue from
                           day to day and be calculated on the basis of a 365 day year where that is the convention and 360 day for other currencies.

ARRANGEMENT FEE            As set out in a letter dated the date of this
                           Term Sheet addressed by the Arranger to the Borrower.

AGENCY FEE                 As set out in a letter dated the date of this Term
                           Sheet addressed by the Arranger to the Borrower.

CANCELLATION & PREPAYMENT  The Borrower may cancel or prepay the Facility
                           (without penalty) in whole or in part in minimum amounts of (pound)5 million or a higher integral multiple of (pound)1 million subject to 14 days irrevocable notice to the Agent, subject, in the case of prepayment, to payment of broken funding costs.

MANDATORY PREPAYMENT       Upon change of control of Ocean, notice will be given
                           to the Facility Agent within 30 days triggering a negotiation period of 60 days. At the end of this period, if no agreement is reached to continue the Facility, (a) any Lender may cancel its commitment, and/or (b) the Majority Banks can require immediate cancellation of all undrawn amounts and prepayment of all outstandings under the Facility.

DOCUMENTATION              The Facility will be governed by a Facility
                           Agreement, prepared by the lawyers to the Lenders, in form and substance acceptable to all parties. In particular, the Facility Agreement will contain usual
                           Euro market provisions, including, but not limited to, the following clauses.

CONDITIONS PRECEDENT
TO DRAWDOWN                (i)      legal opinions from Lenders Counsel;

                           (ii)     copies of constitutional documents;

                           (iii)    appropriate board and shareholder
                                    resolutions of the Obligors approving the execution, delivery and performance of the Facility Agreement and related documents;

                           (iv)     delivery of latest available accounts;

                           (v) no actual or potential event of default is outstanding (but not to apply on rollovers for the same amount in the same currency);

                           (vi)     consents and authorisations;

                           (vii) confirmations that the representations and warranties are correct;

                           (viii)   execution of guarantees (if any); and

                           (ix) payment of all arrangement and agency fees then due and payable

                           Specifically for the Offer:-

                           (i) copies of the press announcement and Merger Agreement;

                           (ii) copies of legal and environmental due diligence reports;

                           (iii) confirmation of that the Offer has been declared unconditional in all respects, including inter alia: that all regulatory approvals, and that a minimum 50% shareholder acceptances have been received all in form reasonably satisfactory to the Arranger.

                           All conditions precedent to be satisfied on or before 30 September 1999.

REPRESENTATIONS AND        The Parent will make representations and warranties,
WARRANTIES                 as follows:

                           (i) each Obligor is duly incorporated, validly existing and has the power to enter into the Facility Agreement and the guarantees and comply with its obligations thereunder;

                           (ii) all necessary consents, licences and approvals in relation to the Facility Agreement and the guarantees have been obtained and are validly existing;

                           (iii) the obligations of each Obligor under the Facility Agreement constitute legal, valid and binding obligations, ranking pari passu with all other unsecured creditors of the Obligor save where other obligations are mandatorily preferred by law;

                           (iv) the obligations of each Obligor under the Facility Agreement and the guarantees do not conflict with:

                                    (a)      any relevant law;

                                    (b)      constitutional documents; or

                                    (c)      any agreement or other document
                                             binding on it or the Group
                                             (including existing financing
                                             arrangements);

                           (v) no litigation which will have a material adverse effect is current, pending or threatened;

                           (vi)     no insolvency of the Parent or its
                                    subsidiaries;

                           (vii) no material adverse change has occurred in the financial condition of the Group since the date of the latest accounts provided to the Lenders;

                           (viii) the latest audited consolidated accounts of the Parent have been prepared using UK generally accepted accounting principles and give a true and fair view of the consolidated financial condition of the Group as at the date thereof;

                           (ix) verbal information provided to the Arranger prior to Signing is true, complete and accurate in all material respects on each date supplied by the Parent and all relevant information has been disclosed to the Arranger at Signing;

                           (x) that the information memorandum to be prepared for syndication is true, complete and accurate in all material respects and that the assumptions used in the financial model provided to the Lenders are believed to be reasonable are provided in good faith and after due enquiry; (to be given on signing in of syndicate Lenders);

                           (xi) each of the Parent and its subsidiaries has obtained such environmental licences and has complied with the terms of such licences and environmental laws in a manner consistent in all material respects with generally accepted industry good practice and there has been no material use, disposal etc of any dangerous substance on any premises in contravention of any environmental law or licence and there are no material environmental claims pending or to its knowledge threatened, which in each case would materially adversely impact on the ability of any Obligor to perform its obligations under the Facility;

                           (xii)    Year 2000 representation;

                           (xiii)   no event of default is outstanding;

                           (xiv) the Parent is satisfied that the due diligence reports received in relation to Mark VII contain nothing of a material adverse nature which would affect the Arranger's decision to enter into this Facility Agreement.

                           (xv) no default under agreements which would have a material adverse effect.

                           The Representations and Warranties shall be deemed to be repeated on the first drawdown date and on signing in of the syndicate lenders and (except (v), (vi), (vii) and (ix) to (xiv) inclusive) shall be repeated on each subsequent drawdown date.

                           A six month grace period shall apply after the date of its acquisition by Ocean (the "Grace Period") in respect of Mark VII's compliance with Representation
                           (xi) above.

COVENANTS/UNDERTAKINGS     The Parent will provide undertakings including the
                           following:

                           (i)      FINANCIAL STATEMENTS: delivery of
                                    consolidated financial statements for each
                                    Obligor as soon as available and in any
                                    event within 120 days of financial year-end, interim unaudited financial statements in respect of the Parent as soon as available and in any event within 90 days of each half-year end;

                           (ii) SPECIFIC INFORMATION: provision of such other information made available to the Parent's shareholders or its creditors generally in relation to it and its subsidiaries;

                           (iii) GENERAL INFORMATION: provision of such other information as the Agent may reasonably request;

                           (iv) COMPLIANCE CERTIFICATES: delivery with annual and interim financial statements of certificates of the Parent's directors demonstrating compliance with the Financial Covenants;

                           (v) PARI PASSU: maintenance of at least pari passu status vis-a-vis all other unsecured, unsubordinated creditors of the Obligor save where other obligations are mandatorily preferred by law;

                           (vi) COMPLIANCE: compliance in all material respects with all relevant laws, permits and licences including, in particular, all environmental laws and licences;

                           (vii) NOTICE OF DEFAULT: notification to the Agent of any actual or potential event of default;

                           (viii) NEGATIVE PLEDGE: negative pledge on all Group companies subject to agreed exceptions; (see also preferred indebtedness below)

                           (ix)     INSURANCE: maintenance of appropriate
                                    insurances;

                           (x) CHANGE OF BUSINESS: restriction on change of the overall nature of business of the Group as a whole;

                           (xi) MERGER: Obligors will not merge with any other company;

                           (xii) PREFERRED INDEBTEDNESS: subsidiary and secured borrowings to be limited to the aggregate of

                                    -        preferred indebtedness at the date
                                             of Signing ((pound)54.4 million)
                                             and

                                    -        L30 million.

                           (xiii) DISPOSALS: the Borrower will not, save for normal carve outs, with the prior written consent of the Lenders, dispose of any part of its undertaking or assets which when aggregated with all other disposals by the Borrower exceed 15% of the Gross Tangible Assets of the Group in any accounting reference period and 30% of Gross Tangible Assets over the life of the Facility.

COVENANTS RELATING TO
THE OFFER                  Will include:

                           (a) restriction on material amendments or waivers in relation to the Offer;

                           (b) restriction on publicity relating to the Offer referring to the Arranger, Agent or Lenders.

FINANCIAL COVENANTS        (i)      INTEREST COVER Consolidated Earnings Before
                                    Interest and Tax ("EBIT") to be a minimum of 3 times the level of Consolidated Net
                                    Interest Expenditure. Tested semi-annually on a rolling 12 month basis.

                           (ii) NET DEBT/EBITDA Consolidated Net Debt not to exceed 2.5 times the level of Consolidated Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA"). Tested semi-annually on a rolling 12 month basis.

EVENTS OF DEFAULT          For the Parent and its subsidiaries, (subject to
                           agreed grace periods), to include but not limited to:

                           (i) NON-PAYMENT: default in the payment of any principal, interest or other amount due under the Facility Agreement when due (subject to a grace period of 3 business days after breach unless for reason of a technical or administrative delay);

                           (ii)     BREACH OF COVENANT: breach of other
                                    obligations under the Facility Agreement
                                    (subject to, if remediable, a grace period of 10 business days after the earlier of (i) the Borrower becoming aware of such default and (ii) notice of such default requiring the Borrower to remedy the same has been given by the Agent to the Borrower);

                           (iii) CROSS DEFAULT: any indebtedness of all or any of the Group companies in excess of, in aggregate (pound)10 million is not paid when due or is declared to be or otherwise becomes due and payable prior to its specified maturity or any persons become entitled to declare any such indebtedness due and payable, subject to a six month Grace Period in respect of Mark VII;

                           (iv) INSOLVENCY: insolvency of any Obligor or any Material Subsidiary or appointment of a liquidator, receiver, administrator or the like;

                           (v) BANKRUPTCY ETC: bankruptcy, liquidation, administration, receivership or other analogous proceedings being commenced against any Obligor or any Material Subsidiary;

                           (vi)     EXECUTION: any execution, distress,
                                    attachment or legal process is levied made or taken against the whole or any part of the property, undertaking or assets (having a value of at least

                                    L5 million) of any Group companies but
                                    subject to a 30 day grace period;

                           (vii)    REPRESENTATIONS AND WARRANTIES: any
                                    Representation or Warranty is found to be untrue in any respect when made or deemed to have been made;

                           (viii) OWNERSHIP: any Obligor (other than Parent) ceases to be a subsidiary of the Parent;

                           (ix) MATERIAL ADVERSE CHANGE: a material adverse change occurs in the ability of any Obligor to comply with its obligations under the Facility Agreement or any guarantee;

                           (x) ILLEGALITY: it becomes unlawful for any Obligor to comply with any or all of its obligations under the Facility Agreement or any guarantee.

                           Material Subsidiary: means a subsidiary of Ocean whose consolidated gross assets or operating profits represent 10% or more of the consolidated gross assets or operating profits of the Group.

AMENDMENTS AND WAIVERS     Amendments to the Facility Agreement will require the
                           approval of Majority Lenders (representing 662/3% of the Facility Amount) with certain exceptions which will require the consent of all Lenders.

ILLEGALITY                 In the event that it becomes illegal for any Lender
                           to lend or maintain its commitment (and subject to usual mitigation), that Lender's commitment will be cancelled and the Borrower will upon request repay that Lender.

TAXES All payments to be made free and clear of all present and future taxes and deductions save as required by law (subject to appropriate gross-up) and subject to the Lenders having appropriate tax status upon becoming a party to the Facility Agreement and completing any necessary formalities e.g. double tax treaty or other tax forms.

INCREASED COSTS            With certain usual exceptions and mitigation wording,
                           in the event of any law or the existing requirements of any central bank or other competent authority being changed, or any new requirements being imposed, such that the overall cost to any of the Lenders of providing the Facility is increased, and/or the return on capital obtained by any of the Lenders in respect of the Facility is reduced, the Borrowers will following request by that Lender either:-

                           (i) recompense the relevant Lender(s) for the higher costs/reduced return involved; or

                           (ii) at its option reduce or repay the relevant Lender's commitment/outstandings without penalty.

EXPENSES All legal, printing and out-of-pocket expenses incurred in the negotiation, syndication and completion of the Facility will be for the account of the Borrower and payable within 30 days of the presentation of an invoice, whether or not the transaction contemplated herein is completed.

TRANSFERABILITY            In minimum amounts of (pound)5 million or if less a
                           Lender's whole commitment, subject to the approval of the Parent, not to be unreasonably withheld or delayed (and if delayed by more than 5 business days such approval shall be deemed to have been given).

CLEAR MARKET               From the date of award of any mandate in respect of
                           the Facility until the earlier of close of syndication and 30th September 1999, Ocean and its subsidiaries including, subsequent to its becoming a subsidiary of Ocean, Mark VII undertake not to approach banks or other financial institutions in the international or domestic debt, bank or capital markets for any fund-raising without the Arranger's prior written consent not to be unreasonably withheld. For the avoidance of doubt this provision excludes uncommitted facilities and short term transactions made in the ordinary course of business.

GOVERNING LAW AND          Laws of England with submission to the non-exclusive
JURISDICTION               jurisdiction of the Courts of England.

CONFIDENTIALITY            The term sheet is intended for the exclusive use of
                           Ocean and is made on the express understanding that its terms and conditions will be treated as strictly confidential.

EXCLUSIVITY                You appoint the Arranger as exclusive arranger of the
                           Facility, provided that such exclusivity shall cease in the event that the Arranger notifies the Borrower that they are unable to proceed with the financing.

SYNDICATION                Ocean to give such assistance in relation to the
                           syndication of the Facility as the Arranger may reasonably require, including giving of presentations by members of its management and assistance in relation to the preparation of an information memorandum.


DEUTSCHE BANK AG LONDON                                 26TH JULY 1999


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